United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

INTERNET AMERICA, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46058Y109

(CUSIP Number)

Alan G. Harvey Baker & McKenzie 2001 Ross Avenue, Suite 2300 Dallas, Texas 75201 (214) 978-3000	Jack T. Smith Carl Westcott LLC 100 Crescent Court, Suite 1620 Dallas, Texas 75201 (214) 777-5002

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 20, 2003

(Date of Event Which Requires

Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 46058Y109	13D	Page 2 of 5 Pages

1	Name of reporting person IRS Identification No. of above person (entities only)		Jack T. Smith

2	Check the appropriate box if a member of a group*		(a) ☐ (b) ☐

3	SEC use only

4	Source of funds*		PF

5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐

6	Citizenship or place of organization		United States

Number of Shares Beneficially Owned By each Reporting Person with	7	Sole voting power	641,811

	8	Shared voting power	0

	9	Sole dispositive power	641,811

	10	Shared dispositive power	0

11	Aggregate amount beneficially owned by each reporting person		641,811

12	Check box if the aggregate amount in row (11) excludes certain shares*		☐

13	Percent of class represented by amount in row (11)		6.2%

14	Type of reporting person*		IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 5 pages

Item 1. Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.01 per share (the “Common Stock”), of Internet America, Inc., a Texas corporation (the “Issuer”). The address of the principal executive offices of the Issuer is One Dallas Centre, 350 North St. Paul, Suite 3000, Dallas, Texas 75201.

Item 2. Identity and Background.

The name of the reporting person is Jack T. Smith (the “Reporting Person”). The principal business address for the Reporting Person is 100 Crescent Court, Suite 1620, Dallas, Texas 75201. The Reporting Person is presently principally self-employed as a private investor and as a consultant to the Issuer. The Reporting Person is a citizen of the United States.

The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person sold to the Issuer 200,000 shares of Common Stock pursuant to a put option in a Stock Purchase Agreement dated as of September 5, 2000 by and between the Reporting Person and the Issuer. The Issuer purchased back such 200,000 shares at the price of $3.4375 per share. The price paid was applied to the outstanding balance of unpaid accrued interest and principal on a Promissory Note from the Reporting Person payable to the Issuer in connection with the initial purchase of the shares by the Reporting Person.

The Reporting Person purchased from the Issuer 200,000 shares of Common Stock (the “Shares”) at the price of $0.42 per share pursuant to a Stock Purchase Agreement dated as of August 6, 2001 by and between the Reporting Person and the Issuer. Of the total purchase price of $84,000, the Reporting Person paid $2,000 in cash from personal funds and entered into a Promissory Note to the Issuer for the principal amount of $82,000, with interest accruing at the rate of 6.33% annually. Interest is payable each calendar quarter beginning on October 1, 2000 and continuing until July 1, 2008. All unpaid principal and interest is due and payable on August 29, 2008. The Promissory Note is secured by the Shares under a Pledge and Security Agreement also dated August 6, 2001.

Under the Stock Purchase Agreement, for as long as the Reporting Person was employed by the Issuer, the Issuer agreed to pay the Reporting Person as additional compensation on or before the due date of any interest payment under the Promissory Note, an amount which after all withholding required by applicable law equaled the next interest installment due on the Promissory Note. This amount could be paid by a credit to the accrued unpaid interest on the Promissory Note. No later than January 15 of each calendar year during the term of the

Page 4 of 5 pages

Reporting Person’s employment, the Issuer was to pay to the Reporting Person a cash bonus in an amount which after all withholding required by applicable law equaled the federal income tax liability of the Reporting Person not previously withheld or paid by the Issuer for any such additional compensation. For a period of seven years after the date of the Stock Purchase Agreement, the Reporting Person has the right and option to sell all or any portion of the Shares to the Issuer for the price of $0.42 per share. In the event that the Reporting Person’s employment with the Issuer was terminated for cause prior to the third anniversary of the Stock Purchase Agreement, for a period of 60 days after the date of such termination, the Issuer would have had the right and option to purchase from the Reporting Person, at a purchase price equal to $0.42 per share, the following number of shares: (i) on or prior to the first anniversary: 200,000 shares; (ii) after the first anniversary but on or prior to the second anniversary: 133,333 shares; and (iii) prior to the third anniversary: 66,666 shares; provided, however, that this repurchase right would terminate immediately prior to any change in control of the Issuer. The purchase price upon exercise of this option would be applied to the outstanding balance of unpaid accrued interest and principal upon the Promissory Note and the balance, if any, would be paid in cash to the Reporting Person. Under the Stock Purchase Agreement, the Reporting Person has demand registration rights for all or any portion of the Shares.

The Stock Purchase Agreement, the Promissory Note and the Pledge and Security Agreement are attached as Exhibits A, B and C, respectively, to Amendment No. 1 to Schedule 13D filed by the Reporting Person on September 10, 2001 and are incorporated herein by reference.

Item 4. Purpose of Transaction.

The shares held by the Reporting Person were acquired for investment purposes. However, the Reporting Person will continually evaluate the business, financial condition and prospectus of the Issuer, market price of the Common Stock, return on investment, alternative investments and conditions in the economy and in the industry in which the Issuer is engaged with a view toward whether to hold, decrease or increase his investments in shares of Common Stock. From time to time on or after the date of this statement, based upon such evaluation, the Reporting Person may sell all or a portion of his shares of Common Stock, or may purchase additional shares of Common Stock, at varying prices in the open market, in privately negotiated transactions and/or in other transactions.

The Reporting Person does not have any current definitive plan, arrangement, or understanding to gain control of the Issuer or to seek to cause the Issuer to be merged, reorganized, or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to cease to be quoted on the OTC Bulletin Board or to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or to take any action similar to any of those enumerated above.

Page 5 of 5 pages

Item 5. Interest in Securities of the Issuer.

Based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2003, as of November 11, 2003, there were 10,398,063 shares of Common Stock issued and outstanding. As of November 19, 2003, the Reporting Person beneficially owned 641,811 shares of Common Stock, or approximately 6.2% of the total Common Stock deemed to be outstanding. The Reporting Person has the sole power to vote and to dispose of the 641,811 shares.

During the past 60 days, the Reporting Person has not purchased any shares of Common Stock.

No other person is known to the Reporting Person to have the right to receive or power to direct dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth above, there are no contracts, arrangements, understandings, agreements or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

Item 7. Materials to be filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2003

/s/ JACK T. SMITH
JACK T. SMITH